UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Blue Capital Reinsurance Holdings Ltd.

(Name of Issuer)

Common Shares, par value $1.00 per share

(Title of Class of Securities)

G1190F107

(CUSIP Number)

Michael S. Paquette

c/o Montpelier Re Holdings Ltd., Montpelier Reinsurance Ltd.

94 Pitts Bay Road

Pembroke HM 08, Bermuda

(441) 296-5550

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 12, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. G1190F107

1.	Names of Reporting Persons Montpelier Reinsurance Ltd. I.R.S. Identification Nos of Above Persons (Entities Only) 98-0417516

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,500,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 28.6%*

14.	Type of Reporting Person (See Instructions) IC

*  Based on 8,750,000 Common Shares (as defined below) issued and outstanding of the Issuer (as defined below), as set forth in the Issuer’s Final Prospectus pursuant to Rule 424(b)(4) of the U.S. Securities Act of 1933 filed with the U.S. Securities and Exchange Commission on November 5, 2013.

CUSIP No. G1190F107

1.	Names of Reporting Persons Montpelier Re Holdings Ltd. I.R.S. Identification Nos of Above Persons (Entities Only) 98-0428969

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,500,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 28.6%*

14.	Type of Reporting Person (See Instructions) HC

*  Based on 8,750,000 Common Shares (as defined below) issued and outstanding of the Issuer (as defined below), as set forth in the Issuer’s Final Prospectus pursuant to Rule 424(b)(4) of the U.S. Securities Act of 1933 filed with the U.S. Securities and Exchange Commission on November 5, 2013.

Item 1.  Security and Issuer

The class of equity securities to which this statement relates is the Common Shares, par value $1.00 per share (the “Common Shares”), of Blue Capital Reinsurance Holdings Ltd., a Bermuda company (the “Issuer”).  The principal executive office of the Issuer is located at 94 Pitts Bay Road, Pembroke HM 08, Bermuda.

Item 2.  Identity and Background

(a)                                 This Schedule 13D is being filed by Montpelier Reinsurance Ltd., a Bermuda exempted company (“Montpelier Re”), and by Montpelier Re Holdings Ltd., a Bermuda exempted company (“Montpelier Re Holdings” and, together with Montpelier Re, the “Reporting Persons”).

(b)                                 The address and principal executive office of the Reporting Persons is 94 Pitts Bay Road, Pembroke HM 08, Bermuda.

(c)                                  Montpelier Re Holdings, through its subsidiaries and affiliates, is the provider of customized and innovative insurance and reinsurance solutions in the global market. Montpelier Re is the wholly-owned operating subsidiary of Montpelier Re Holdings and is registered as a Bermuda Class 4 insurer. Montpelier Re seeks to identify and underwrite attractive insurance and reinsurance opportunities by combining underwriting experience with proprietary risk pricing and capital allocation models and catastrophe modeling tools.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of the Reporting Persons are set forth on Annex A hereto and are incorporated by reference herein in their entirety.

(d)                                 During the past five years, none of the Reporting Persons or, to their knowledge, any person listed on Annex A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  During the past five years, none of the Reporting Persons or, to their knowledge, any person listed on Annex A attached hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

On November 12, 2013, Montpelier Re purchased a total of 2,500,000 Common Shares from the Issuer in a private placement at a price of $20.00 per share, for an aggregate purchase price of $50 million. The source of funds for such purchase was available funds of Montpelier Re.

Item 4.  Purpose of Transaction

The Shares to which this statement relates were acquired by Montpelier Re with the purpose of investing in the Issuer’s securities.

Pursuant to the Shareholder Agreement and Registration Rights Agreement (as defined below), Montpelier Re will have the right to nominate two of the Issuer’s five directors (or, if the Issuer’s board consists of more than five directors, not less than 40% of the total board seats at any given time) until the later of the date on which (1) Montpelier Re Holdings, or any of its wholly-owned subsidiaries, sell any of their Common Shares and (2) Montpelier Re Holdings, or any of its wholly-owned subsidiaries, own less than 5% of the Issuer’s Common Shares. Montpelier Re will have the right to designate one of its nominees as chairman of the Issuer’s board of directors.  In their capacity as a director of the Issuer, Montpelier Re’s nominees on the Issuer’s board of directors may take an active role in working with the Issuer’s management on operational, financial and strategic initiatives.

Members of the Issuer’s management are also employees of the Reporting Persons.  In their capacity as management of the Issuer, these employees may take an active role with respect to the Issuer’s operational, financial and strategic initiatives.

Except as set forth in this Schedule 13D, the Reporting Persons have no present plan or proposal that relates to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D; however, the Reporting Persons reserve the right to change their plans at any time, as they deem appropriate, in light of the following conditions, discussions and other factors: (i) their business and liquidity objectives; (ii) the Issuer’s financial condition, business, operations, competitive position, prospects or share price; (iii) industry, economic or securities markets conditions; (iv) alternative investment opportunities; and (v) other relevant factors.  Without limiting the generality of the preceding sentence, the Reporting Persons reserve the right (subject to any applicable restrictions under law or other contracts) at any time or from time to time to (A) purchase or otherwise acquire additional Common Shares or other securities of the Issuer, or instruments convertible into or exercisable for any such securities (collectively, “Issuer Securities”), in the open market, in privately negotiated transactions or otherwise; (B) sell, transfer or otherwise dispose of Issuer Securities in public or private transactions; (C) acquire or write options contracts, or enter into derivatives or hedging transactions, relating to Issuer Securities; or (D) encourage (including, without limitation, communications with directors, management and existing or prospective security holders, investors or lenders of the Issuer, existing or potential strategic partners, industry analysts, and other investment and financing professionals) the Issuer to consider or explore the following: (i) sales or acquisitions of assets or businesses or extraordinary corporate transactions, such as a merger (including transactions in which affiliates of the Reporting Persons may be proposed as acquirers or as a source of financing); (ii) changes to the Issuer’s capitalization or dividend policy; (iii) changes to the present board of directors of the Issuer (the “Board”), including changes to the number or term of Board members or filling existing vacancies on the Board; (iv) changes to the Issuer’s bye-laws; and (v) other changes to the Issuer’s business or structure.

Item 5.  Interest in Securities of the Issuer

(a)                                 See items 11 and 13 on the Cover Pages to this Schedule 13D.  Percentages are based on 8,750,000 Common Shares outstanding immediately after the consummation of the Issuer’s initial public offering on November 12, 2013.

(b)                             Number of Shares as to which each Reporting Person has:

(i)                                     Sole power to vote or to direct the vote: See item 7 on the Cover Pages to this Schedule 13D.

(ii)                                  Shared power to vote or to direct the vote: See item 8 on the Cover Pages to this Schedule 13D.

(iii)                               Sole power to dispose or to direct the disposition: See item 9 on the Cover Pages to this Schedule 13D.

(iv)                              Shared power to dispose or to direct the vote: See item 10 on the Cover Pages to this Schedule 13D.

(c)                                  On September 27, 2013, the Issuer issued 50,000 of its Common Shares to Montpelier Re Holdings, at a price per share of $20.00 for an aggregate price of $1,000,000 pursuant to a Subscription Sheet dated September 27, 2013. On November 12, 2013, the Issuer repurchased the 51,000 Common Shares held by Montpelier Re Holdings, at a price per share of $20.00 pursuant to a Share Purchase Agreement dated November 12, 2013.

Except as disclosed in this Schedule 13D, there have been no transactions in the Common Shares effected during the past 60 days by the Reporting Persons.

(d)                                 Inapplicable.

(e)                                  Inapplicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On November 12, 2013, Montpelier Re and the Issuer entered into a Shareholder and Registration Rights Agreement (the “Shareholder and Registration Rights Agreement”) pursuant to which the Issuer issued and sold an aggregate of 2,500,000 Common Shares to Montpelier Re in a concurrent private placement at the Initial Public Offering price of $20.00 per share.

Pursuant to the Shareholder Agreement and Registration Rights Agreement, Montpelier Re will have the right to nominate two of the Issuer’s five directors (or, if the Issuer’s board consists of more than five directors, not less than 40% of the total board seats at any given time) until the later of the date on which (1) Montpelier Re Holdings, or any of its wholly-owned subsidiaries, sell any of their Common Shares and (2) Montpelier Re Holdings, or any of its wholly-owned subsidiaries, own less than 5% of the Issuer’s Common Shares. Montpelier Re will have the right to designate one of its nominees as chairman of the Issuer’s board of directors.

Pursuant to the Shareholder and Registration Rights Agreement, the Issuer has granted Montpelier Re registration rights with respect to the Common Shares being purchased in the concurrent private placement and any other restricted shares Montpelier Re may own.  These rights include demand registration rights, shelf registration rights and “piggyback” registration rights, as well as customary indemnification.  All fees, costs and expenses related to registrations will be borne by the Issuer, other than underwriting discounts and commissions.

Pursuant to the Shareholder and Registration Rights Agreement, Montpelier Re or any of its affiliates or any of its or their respective directors, officers, employees, partners or agents are permitted to engage in activities or businesses that are competitive with the Issuer and will have no duty to refrain from engaging in such activities or businesses.  The Shareholder and Registration Rights Agreement also generally releases Montpelier Re or any of its affiliates or any of its or their respective directors, officers, employees, partners or agents from referring any business opportunity to the Issuer.

Pursuant to the Shareholder and Registration Rights Agreement, the Issuer has granted Montpelier Re preemptive rights to participate, at Montpelier Re’s option, in any offering of equity securities by the Issuer.  Montpelier Re’s preemptive rights will entitle Montpelier Re to participate in any issuance of equity securities by the Issuer based on Montpelier Re’s pro rata portion of the Issuer’s Common Shares that it holds at the time of such issuance.

The Shareholder and Registration Rights agreement provides that, except as required by applicable law, neither the Issuer nor the Issuer’s board of directors shall take any action to cause the amendment of the Issuer’s organizational documents in a manner that is inconsistent with, or adverse to, Montpelier Re’s governance and related rights under the Shareholder and Registration Rights Agreement.  In addition, the Issuer’s bye-laws will be read and construed as one with the Shareholder and Registration Rights Agreement, and the provisions of the Shareholder and Registration Rights Agreement are incorporated into the Issuer’s bye-laws.

The foregoing description of the Shareholder and Registration Rights Agreement is qualified in its entirety by reference to the Shareholder and Registration Rights Agreement, which is filed as Exhibit 1 and is incorporated herein by reference.

The information set forth in Items 4 and 5(c) is incorporated herein by reference in its entirety.

Item 7.  Material to be Filed as Exhibits

Exhibit 1                                               Shareholder and Registration Rights Agreement dated November 12, 2013, between Blue Capital Reinsurance Holdings Ltd. and Montpelier Reinsurance Ltd. (incorporated herein by reference to Exhibit 10.6 of the Form 8-K filed by the Issuer on November 12, 2013).

Exhibit 2                                               Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 12, 2013

MONTPELIER REINSURANCE LTD.
	By:	/s/ Christopher L. Harris
	Name:	Christopher L. Harris
	Title:	Chief Executive Officer

MONTPELIER RE HOLDINGS LTD.
	By:	/s/ Jonathan B. Kim
	Name:	Jonathan B. Kim
	Title:	General Counsel and Secretary

ANNEX A

The following table sets forth the name, present occupation or employment and citizenship of each director and executive officer of the Reporting Persons as of November 12, 2013.

Director/Officer of Reporting Person	Present Occupation or Employment	Principal Business Address	Citizenship
MONTPELIER REINSURANCE LTD.
Directors
Christopher L. Harris	Director, Chief Executive Officer and Chairman of the Board of Montpelier Reinsurance Ltd.	c/o 94 Pitts Bay Road, Pembroke HM 08, Bermuda	USA
Thomas G. S. Busher	Director, Deputy Chairman of the Board, Executive Vice President, Chief Operating Officer and Head of European Operations of Montpelier Reinsurance Ltd.	c/o 94 Pitts Bay Road, Pembroke HM 08, Bermuda	United Kingdom
Christopher T. Schaper	President and Director of Montpelier Reinsurance Ltd.	c/o 94 Pitts Bay Road, Pembroke HM 08, Bermuda	USA
Executive Officers
Christopher L. Harris	Director, Chief Executive Officer and Chairman of the Board of Montpelier Reinsurance Ltd.	c/o 94 Pitts Bay Road, Pembroke HM 08, Bermuda	USA
Thomas G. S. Busher	Director, Deputy Chairman, Executive Vice President, Chief Operating Officer, Head of European Operations	c/o 94 Pitts Bay Road, Pembroke HM 08, Bermuda	United Kingdom
Christopher T. Schaper	Director, President	c/o 94 Pitts Bay Road, Pembroke HM 08, Bermuda	USA
William Pollett	Treasurer, Senior Vice President, Chief Corporate Development and Strategy Officer	c/o 94 Pitts Bay Road, Pembroke HM 08, Bermuda	United Kingdom
MONTPELIER RE HOLDINGS LTD.
Directors
John G. Bruton	Director of Ingersoll Rand Corporation, Co-operation Ireland and Centre for European Policy Studies	c/o 94 Pitts Bay Road, Pembroke HM 08, Bermuda	Republic of Ireland
John D. Collins	Director of Suburban Propane Partners, L.P.	c/o 94 Pitts Bay Road, Pembroke HM 08, Bermuda	USA
Candace L. Straight	Director of Neuberger Berman Mutual Funds	c/o 94 Pitts Bay Road, Pembroke HM 08, Bermuda	USA
Anthony Taylor	Non-executive Chairman of Montpelier Re Holdings Ltd.	c/o 94 Pitts Bay Road, Pembroke HM 08, Bermuda	United Kingdom
Morgan W. Davis	Director of White Mountains Insurance Group, Ltd. and OneBeacon Insurance Group, Ltd.	c/o 94 Pitts Bay Road, Pembroke HM 08, Bermuda	USA
John F. Shettle, Jr.	Operating Partner of Stone Point Capital; Director of Sharebridge Holdings, Inc., Sagicor Financial Corporation and AAM Insurance Investment Management	c/o 94 Pitts Bay Road, Pembroke HM 08, Bermuda	USA

Director/Officer of Reporting Person	Present Occupation or Employment	Principal Business Address	Citizenship
Susan J. Sutherland	Director of the New York Theatre Ballet and Literacy, Inc.; Governance Fellow of the National Association of Corporate Directors	c/o 94 Pitts Bay Road, Pembroke HM 08, Bermuda	USA
Michael R. Eisenson	Managing Director and Chief Executive Officer of Charlesbank Capital Partners, LLC	c/o 94 Pitts Bay Road, Pembroke HM 08, Bermuda	USA
Christopher L. Harris	Director, President and Chief Executive Officer of Montpelier Re Holdings Ltd.	c/o 94 Pitts Bay Road, Pembroke HM 08, Bermuda	USA
Ian M. Winchester	Managing Partner and Chairman of the Investment Committee of BHC Winton Funds, L.P.	c/o 94 Pitts Bay Road, Pembroke HM 08, Bermuda	United Kingdom
Executive Officers
Christopher L. Harris	President and Chief Executive Officer	c/o 94 Pitts Bay Road, Pembroke HM 08, Bermuda	USA
Michael S. Paquette	Chief Financial Officer and Executive Vice President	c/o 94 Pitts Bay Road, Pembroke HM 08, Bermuda	USA
Thomas G. S. Busher	Chief Operating Officer, Executive Vice President, Head of European Operations	c/o 94 Pitts Bay Road, Pembroke HM 08, Bermuda	United Kingdom
Christopher T. Schaper	President, Montpelier Reinsurance Ltd.	c/o 94 Pitts Bay Road, Pembroke HM 08, Bermuda	USA
Timothy P. Aman	Chief Risk Officer and Senior Vice President	c/o 94 Pitts Bay Road, Pembroke HM 08, Bermuda	USA
William Pollett	Chief Corporate Development and Strategy Officer and Senior Vice President	c/o 94 Pitts Bay Road, Pembroke HM 08, Bermuda	United Kingdom
Jonathan B. Kim	General Counsel, Secretary and Senior Vice President	c/o 94 Pitts Bay Road, Pembroke HM 08, Bermuda	USA
George A. Carbonar	Controller	c/o 94 Pitts Bay Road, Pembroke HM 08, Bermuda	USA